  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) X

_______________________
CITIBANK, N.A.
(exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013
(212) 816-5827
(Name, address and telephone number of agent for service)
_______________________

Hyundai Auto Receivables Trust 2009-A
(Exact name of obligor as specified in its charter)

Delaware	Applied for
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

c/o Wilmington Trust Company, as Owner Trustee Rodney Square North 1100 North Market Street Wilmington, Delaware Or such other address specified in the applicable Prospectus Supplement	19890-0001
(Address of principal executive office)	(Zip Code)

_________________________
Asset Backed Securities
(Title of the Indenture Securities)

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15.	Not Applicable

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A (as of December 31, 2008- attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 25th day of August, 2009.

CITIBANK, N.A.

By   /s/ Karen Schluter
Vice President

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citibank, N.A. and Subsidiaries

	December 31
In millions of dollars, except shares	2008	2007
Assets
Cash and due from banks	$22,107	$28,966
Deposits with banks	156,774	57,216
Federal funds sold and securities purchased under agreements to resell	41,613	23,563
Trading account assets (including $12,092 and $22,716 pledged to creditors at December 31, 2008 and December 31, 2007, respectively)	197,052	215,454
Investments (including $3,028 and $3,099 pledged to creditors at December 31, 2008 and December 31, 2007, respectively)	165,914	150,058
Loans, net of unearned income	555,198	644,597
Allowance for loan losses	(18,273)	(10,659)
Total loans, net	$536,925	$633,938
Goodwill	10,148	19,294
Intangible assets	7,689	11,007
Premises and equipment, net	5,331	8,191
Interest and fees receivable	7,171	8,958
Other assets	76,316	95,070
Total assets	$1,227,040	$1,251,715
Liabilities Non-interest-bearing deposits in U.S. offices	$59,808	$41,032
Interest-bearing deposits in U.S. offices	180,737	186,080
Non-interest-bearing deposits in offices outside the U.S.	33,769	38,775
Interest-bearing deposits in offices outside the U.S.	480,984	516,517
Total deposits	$755,298	$782,404
Trading account liabilities	110,599	59,472
Purchased funds and other borrowings	116,333	74,112
Accrued taxes and other expenses	8,192	12,752
Long-term debt and subordinated notes	113,381	184,317
Other liabilities	41,879	39,352
Total liabilities	$1,145,682	$1,152,409
Stockholder's equity Capital stock ($20 par value) outstanding shares: 37,534,553 in each period	$751	$751
Surplus	74,767	69,135
Retained earnings	21,735	31,915
Accumulated other comprehensive income (loss) (1)	(15,895)	(2,495)
Total stockholder's equity	$81,358	$99,306
Total liabilities and stockholder's equity	$1,227,040	$1,251,715

(1)
Amounts at December 31, 2008 and December 31, 2007 include the after-tax amounts for net unrealized gains (losses) on investment securities of ($8.008) billion and ($1.262) billion, respectively, for foreign currency translation of ($3.964) billion and $1.687 billion, respectively, for cash flow hedges ($3.247) billion and ($2.085) billion, respectively, and for pension liability adjustments of ($676) million and ($835) million, respectively.

See Notes to the Consolidated Financial Statements.